October 23, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Mr. H. Christopher Owings Ms. Lilyanna L. Peyser

Re:	AEI Filed on Form F-1 Registration No. 333-161420
Ladies and Gentlemen:
In connection with the above-captioned Registration Statement, we wish to advise that between October 14, 2009 and the date hereof 18,099 copies of the Preliminary Prospectus dated October 14, 2009 were distributed as follows: 16,317 to 8 prospective underwriters; 1643 to 1643 institutional investors; 130 to 2 prospective dealers and 9 to 3 rating agencies.
We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.
We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 3:00 p.m. on October 28, 2009 or as soon thereafter as practicable.

Very truly yours,
GOLDMAN, SACHS & CO.
CREDIT SUISSE SECURITIES (USA) LLC
CITIGROUP GLOBAL MARKETS INC.
J.P. MORGAN SECURITIES INC.
As Representatives of the
Prospective Underwriters
By Goldman, Sachs & Co.

By:	/s/ Goldman, Sachs & Co (Goldman, Sachs & Co.)
By Credit Suisse Securities (USA) LLC

By:	/s/ Jean-Pierre Boudrias Name: Jean-Pierre Boudrias
Title: Director
By Citigroup Global Markets Inc.

By:	/s/ Adam S. Rosenbluth Name: Adam S. Rosenbluth
Title: Director
By J.P. Morgan Securities Inc.

By:	/s/ Lee Stettner Name: Lee Stettner
Title: Managing Director